                                                               EXHIBIT (a)(5)(B)

PRICE OKAMOTO HIMENO & LUM

WARREN PRICE, III          1212
KENNETH T. OKAMOTO         2068
ROBERT A. MARKS            2163
728 Ocean View Center
707 Richards Street
Honolulu, HI 96813
Telephone: 808/538-1113

Attorneys for Plaintiff


                    IN THE CIRCUIT COURT OF THE FIRST CIRCUIT

                                 STATE OF HAWAII

MERVIN FRANKS, On Behalf of Himself          )        Civil No. 01-1-2376-08
and All Others Similarly Situated,           )
                                             )        CLASS ACTION
                                             )        ------------
      Plaintiff,                             )
                                             )        COMPLAINT; SUMMONS; DEMAND
         vs.                                 )        FOR JURY TRIAL
                                             )
CHEAP TICKETS, INC., GEORGE M.               )
MRKONIC, SAM E. GALEOTOS,                    )
MICHAEL J. HARTLEY, CECE SMITH               )
and GILES H. BATEMAN,                        )
                                             )
                           Defendants.       )
                                             )
_____________________________________________)

                                    COMPLAINT
                                    ---------

     Plaintiff, by his attorneys, alleges as follows:

                              SUMMARY OF THE ACTION

     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Cheap Tickets, Inc. ("Cheap Tickets" or the "Company") common stock against Cheap Tickets and some of its directors arising out of Defendants' efforts to facilitate the sale of Cheap Tickets at a grossly inadequate and unfair price to Cendant Corporation ("Cendant") in exchange for allowing Cheap Tickets' insiders to obtain preferential treatment in connection with and as part of the sale of Cheap Tickets.

     2. On June 26, 2001, shares of Cheap Tickets fell 22% after the Company, which sells discount airline tickets and hotel rooms, announced its second quarter profit would miss estimates because of problems on its Web site. The Company stated that profit would be $.04 to $.05 per share, compared with. $.22 per share, the average estimate of four analysts polled by First Call/Thomson Financial. The Company said revenue would be $27.5 million to $29 million, or less than a year earlier. The Company explained that its disappointing results were the result of the Company having to turn away customers because problems with its Web site and call center prevented customers from making reservations. This announcement resulted in temporarily depressing the price of Cheap Tickets shares.

     3. On August 13, 2001, the Individual Defendants (as hereafter defined) agreed to sell Cheap Tickets to Cendant for $16.50 per share (the
"Acquisition"), a price that was artificially depressed (as herein described) and far below what Cheap Tickets stock had been trading for as recently as June 2001.

     4. In making the decision to cash out Cheap Tickets public stockholders for grossly inadequate consideration, the Defendants violated applicable law by directly breaching and/or aiding the other Defendants' breaches of their fiduciary duties of loyalty, due care, independence and good faith and fair dealing by disregarding the interests of plaintiff and Cheap Tickets' public shareholders and thereby obtaining millions of dollars of personal benefits via change of control payments and/or the accelerated vesting of stock options to occur after the acquisition.

     5. In essence, the proposed Acquisition was designed to sell Cheap Tickets on terms that benefitted Cendant and Cheap Tickets' insiders in derogation of Defendants' fiduciary obligations to plaintiff and the other public stockholders of Cheap Tickets. Plaintiff seeks to enjoin the proposed transaction or, alternatively, rescind the transaction in the event the transaction is consummated.

                             JURISDICTION AND VENUE

     6. This Court has jurisdiction over Cheap Tickets because Cheap Tickets has its principal place of business is Hawaii and conducts substantial business here. Likewise, certain of the Individual Defendants, including Defendants Galeotos and Hartley, are citizens of Hawaii. This action is not removable.

     7. Venue is proper in this Court because the conduct at issue took place and had an effect in the City and County of Honolulu.

                                     PARTIES

     8. Plaintiff Mervin Franks, is, and at all times relevant hereto was, a shareholder of Cheap Tickets.

     9. Defendant Cheap Tickets is a corporation organized under the laws of Delaware. Cheap Tickets provides various travel services, including airline tickets, cruise tickets, auto rentals and hotel reservations, available through call centers and the Company's Web site.

     10. Defendant George R. Mrkonic ("Mrkonic") is a director of the Company.

     11. Defendant Sam E. Galeotos ("Galeotos") is the President/CEO and a director of the Company.

     12. Defendant Michael I. Hartley ("Hartley") is a Chairman and a director of the Company.

     13. Defendant Cece Smith ("Smith") is a director of the Company.

     14. Defendant Giles H. Bateman ("Bateman") is former Chairman and a director of the Company.

     15. The Defendants named above, Mrkonic, Galeotos, Hartley, Smith and Bateman, are sometimes collectively referred to herein as the "Individual Defendants."

                          Defendants' Fiduciary Duties

     16. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a, change in corporate control or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

         (a) adversely affects the value provided to the corporation's shareholders;

         (b) will discourage or inhibit alternative offers to purchase control of the. corporation or its assets;

         (c) contractually prohibits them from complying with their fiduciary duties;

         (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

         (e) will provide them with preferential treatment at the expense of, or separate from, the public shareholders.

     17. In accordance with his/her duties of loyalty and good faith, the Defendants as directors and/or officers of Cheap Tickets are obligated to refrain from:

         (a) participating in any transaction where the directors' or officers' loyalties are divided;

         (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

     18. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Cheap Tickets, including their duties of loyalty, good faith and independence. As a result of the Individual Defendants' self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their Cheap Tickets common stock in the proposed Acquisition.

     19. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS

     20. Plaintiff brings this action pursuant to Rule 23 of the Hawaii Rules of Civil Procedure on his own behalf and as a class action on behalf of all holders of Cheap Tickets stock who are being and will be harmed by Defendants' actions described below (the "Class"). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any Defendants.

     21. This action is properly maintainable as a class action.

     22. The Class is so numerous that joinder of all members is impracticable. According to Cheap Tickets' SEC filings, there were more than 24.2 million shares of Cheap Tickets common stock outstanding as of May 8, 2001.

     23. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

         (a) whether Defendants have breached their fiduciary duty of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

         (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

         (c) whether the Individual Defendants are unjustly enriching themselves and other Insiders or affiliates of Cheap Tickets;

         (d) whether Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

         (e) whether the Defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

         (f) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated.

     24. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interest adverse to the Class.

     25. Plaintiff is in adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

     26. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     27. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     28. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                            THE PROPOSED ACQUISITION

     29. Cheap Tickets provides various travel services, including airline tickets, cruise tickets, auto rentals and hotel reservations, available through call centers and the Company's Web site.

     30. On May 24, 2001, the Company issued a press release entitled, "CheapTickets.com Only Online Travel Agency To Post Double Digit Growth In April; CheapTickets.com Moves To Third Most-Visited Online Travel Agency During Month With Help Of Targetmarket Interactive." The press release stated in part:

               Cheap Tickets, Inc. and TargetMarket Interactive (TMi) today announced that cheaptickets.com was the third most-visited online travel agency in April, according to Jupiter Media Metrix, Inc. Travel and Airline Properties April 2001 report. This ranking is based on the record 2.7 million unique users who visited the company's site in April, a 182 percent increase over the same period last year, and a 21 percent increase over the previous month.

               The month-over-month increase was posted during a period when many travel agency sites experienced decreases in online traffic, according to Jupiter Media Metrix, Inc. cheaptickets.com's performance follows a 42 percent increase in the month of March over February. The company attributes its substantial traffic growth to more strategic marketing, including targeted online marketing provided through TMi, on behalf of Cheap Tickets.

               "In the first quarter, Cheap Tickets kicked off a harder-hitting marketing approach that introduced television advertising, intensive regional programs and online marketing that has driven business to our web site and call centers," said Sam E. Galeotos, president and chief executive officer of Cheap Tickets, Inc., who noted that the company moved ahead of Priceline to third in site traffic in April, following only Travelocity and Expedia in the online travel agency sector.

               "We are excited to have contributed to the success of Cheap Tickets' marketing efforts," said TMI CEO Michael Rice. "Our long-term relationship with Cheap Tickets has enabled us to develop targeted marketing campaigns supported by strategic media planning that consistently achieves a superior ROI for our client." Cheap Tickets launched its e-commerce capability in 1997, after establishing itself in the discount travel sector through retail travel stores and a growing call center network since 1986. "Since the launch of cheaptickets.com, we've carefully managed the growth in Internet traffic and sales as a powerful new avenue for growth to complement our store and telephone services," said Galeotos. In 2000, Cheap Tickets reported total annual gross bookings of $665.5 million. Internet bookings, for the same period, accounted for $255.4 million, or 38 percent of total bookings, and a 77.5 percent increase over 1999.

     31. On August 2, 2001, the Company issued a press release entitled, "Cheap Tickets

Reports Second Quarter Results." The press release stated in part:

         - Gross bookings reached a record $232.8 million, a 21 percent increase over 2000 - Web and call center report record bookings and traffic - Company records profit for 10 consecutive quarters

         Cheap Tickets, Inc., a leading provider of discount leisure travel products, today announced its results for the second quarter of 2001. In the quarter, gross bookings reached a record $232.8 million, a 21 percent increase over the second quarter of 2000, and the prior-year quarter. Internet bookings increased 30 percent over the prior quarter and 26 percent sequentially to a record $98.0 million.

               As projected in the company's June 25 earnings estimate, revenue for the quarter was $28.5 million, down 4 percent from the year-ago quarter, and up 15 percent over the prior quarter. Net income for the quarter was $1.2 million, or 5 cents per diluted share, marking Cheap Tickets' tenth consecutive profitable quarter. Quarterly net income was below the second quarter of 2000, and flat from the prior quarter.

               "While our overall second quarter financial performance was below desired levels, we still achieved record gross bookings and traffic to our Internet and call center segments," said Sam E. Galeotos, president and CEO of Cheap Tickets, Inc. "Cheap Tickets continues to be profitable and grow, while we continue to take positive steps to increase our competitive position over the long-term."

               As previously announced, Cheap Tickets second quarter revenue was adversely affected by a lower-than-expected percentage of non-published airline ticket sales, which typically contribute more to the bottom line than published airfares. The shift in Cheap Tickets' sales mix was due primarily to technical errors on its Web site, a decline in call-handling ability as call volume increased, and airline fare sales that reduced the competitiveness of Cheap Tickets' non-published inventory.

               "We're pleased to report that our vendor has been working to address its technical problems, and our Web conversion ratio continues to improve," said Galeotos. "And, the swift integration of our new Tampa facility into our call center network helped improve our call handling ability during this latter part of the peak summer season.

               "We have a number of opportunities to seize going forward as we continue with our successful marketing program, and launch our new Web site," commented Galeotos, who noted the Web site is currently in a "soft launch" through a consumer beta test.

               "As part of our efforts to grow the business by driving demand and increasing bookings, Cheap Tickets is also focused on effective cost management to increase profitability," said Samuel D. Horgan, chief financial officer of Cheap Tickets, Inc. "As means to this end, we've recently taken action to reduce costs and enhance productivity over the long term."

     32. On August 13, 2001, the Company and Cendant issued a press release entitled, "Cendant Corporation to Acquire Cheap Tickets, Inc. for $16.50 Per Share or Approximately $280 Million Net of Cash; Acquisition Is Expected to Be Accretive to Cendant's Earnings in

2002; Cheap Tickets Enhances Cendant Affiliate, Travel Portal, Inc.'s, Access to Low Airfares and 14 Million Customers." The press release stated in part:

         Cendant Corporation and Cheap Tickets, Inc. today announced that they have signed a definitive agreement for Cendant to acquire all of the outstanding common stock of Cheap Tickets at a price of $16.50, per share, or approximately $425 million in cash. As of June 30, 2001 Cheap Tickets had about $145 million in excess net cash and cash equivalents; accordingly the net purchase price is approximately $280 million. The acquisition is expected to add about $.01 to $.02 to Cendant's earnings per share in 2002 and $.03 in 2003. As contemplated by the acquisition agreement, Cendant will commence a tender offer within 10 days for any and all shares of Cheap Tickets common stock. The transaction is expected to close in the fall of 2001 following the satisfaction of customary closing conditions, including Hart Scott Rodino approval.

         Cheap Tickets is a leading seller of discount leisure travel products, with the majority of sales derived from non-published and published airline tickets both on-line and off-line. Cheap Tickets is one of the leading on-line travel agencies with over 3 million unique visitors per month. On average, Cheap Tickets sells one ticket every 10.5 seconds. For 2001, Cheap Tickets expects its annual gross travel bookings to exceed $800 million, and to generate in excess of 8 million Global Distribution System (GDS) segments through 2.6 million transactions. The company was founded in 1986 as a traditional travel agency, and since launching its website in October 1997, Cheap Tickets has been successful in deriving approximately 40 percent of its gross travel bookings from its Internet channel.

                                  SELF-DEALING

     33. The Defendants' violations of their fiduciary obligations of loyalty and care result from at least the following. That in exchange for agreeing to substantial personal benefits for Defendants, Cendant is being allowed to obtain Cheap Tickets via a favorable sale price despite the fact that the realizable value from growth and a recovery of the Company's historic performance is far in excess of $16.50 per share. The $16.50 per share price does not reflect this fact nor the fact that the offer is a discount to where Cheap Tickets stock traded in the past months or the fact that its shares had only been temporarily depressed as the result of some technical difficulties associated with the Company's computer system.

     34. The Acquisition is designed to essentially freezes Cheap Tickets' public stockholders out of a large portion of the valuable assets which have produced, and Defendants expect will continue to produce, substantial revenue and earnings.

     35. The Defendants announcement of the Acquisition and the timing thereof placed an artificial cap on the price for Cheap Tickets' stock.

     36. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company, but rather will be cashed out of their Cheap Tickets shares.

     37. The shareholders have been denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The officers and directors are obligated to maximize shareholder value and have failed to do so.

     38. As a result of Defendants' actions, plaintiff and the other members of the Class will be damaged.

     39. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

     .   Undertake an appropriate evaluation of Cheap Tickets' worth as an acquisition candidate.

     .   Act independently so that the interests of Cheap Tickets' public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

     .   Adequately ensure that no conflicts of Interest exist between
     Defendants' own Interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best Interests of Cheap Tickets' public stockholders.

     .   If an acquisition transaction is to go forward, require that it be approved by a majority of Cheap Tickets' minority stockholders.

                                 CAUSE OF ACTION

                      Claim for Breach of Fiduciary Duties

     40. Plaintiff repeats and realleges each allegation set forth herein.

     41. As described herein, the Individual Defendants have violated their fiduciary duties by entering into a transaction with Cheap Tickets without regard to the fairness of the transaction to Cheap Ticket's shareholders. Defendant Cheap Tickets directly breached and/or aided and abetted the other Defendants' fiduciary duties to plaintiff and the other holders of Cheap Tickets stock.

     42. Because the Individual Defendants dominate and control the business and corporate affairs of Cheap Tickets, and are in possession of private corporate information concerning Cheap Tickets' assets, businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Cheap Tickets which makes it inherently unfair for them to pursue any proposed transaction wherein they will receive disproportionate benefits as a result of the transaction to the exclusion of maximizing stockholder value.

     43. Unless the proposed Acquisition is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and will not supply to Cheap Tickets' Minority stockholders sufficient information concerning the truth about the sale process and Defendants' motivations for approving the sale to Cendant to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

     44. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants' actions threaten to inflict.

                                PRAYER FOR RELIEF

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

     A.  Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the Defendants and is therefore unenforceable;

     C. Enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts and implements a procedure or process to comply with Defendants' fiduciary obligations;

     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Cheap Tickets' shareholders until a fair sale process for the sale of the Company is conducted;

     E. Rescinding, to the extent already implemented, the Acquisition or any of the terms thereof;

     F. Imposition of a constructive trust, in favor of plaintiffs, upon any benefits improperly received by Defendants as a result of their wrongful conduct;

     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     H. Granting such other and further relief as this Court may deem just and proper.

DATED:  Honolulu, Hawaii, August 13, 2001.
                          ---------------


                                   [Illegible signature]
                                   ---------------------------------------------
                                   WARREN PRICE, III
                                   ROBERT A.  MARKS
                                   Attorneys for Plaintiff